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STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax

December 2, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:    Asen Parachkevov, Division of Investment Management

Re:                             Morgan Stanley Institutional Fund Trust (the “Registrant”)

(File No. 2-89729; 811-03980)

Dear Mr. Parachkevov:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of a new portfolio of the Fund, Strategic Income Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission (“SEC”) on September 18, 2014.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 121 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about December 2, 2014.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.                            Please note that the following comments apply to the multiclass prospectus (i.e., Class A, Class I and Class L), and that conforming changes, if any, should be made to the Class IS prospectus accordingly.

Response 2.                               We note that the comments to the registration statement apply to each prospectus (i.e., multiclass (Classes A, I and L) and Class IS), as applicable, and conforming changes, if any, will be made accordingly.

COMMENTS TO THE PROSPECTUS

Comment 3.                           Please confirm supplementally that the fee waiver arrangements for the Portfolio are reflected in the example only in the period(s) for which the fee waiver arrangements are expected to continue.

Response 3.                               We confirm that the fee waivers are reflected in the example for those periods for which the fee waivers are expected to continue.  Pursuant to Instruction 4(a) to Item 3 of Form N-1A, an adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.  MSIM, the investment adviser to the Portfolio, expects the fee waiver and/or expense reimbursement to continue indefinitely, unless terminated by the Registrant’s Board of Trustees.

Comment 4.                           Please confirm supplementally that the fee waiver and/or expense reimbursement reflected in the fee table is contractual and will extend for at least one year from the date of the registration statement.  In addition, please supplementally explain what forms the basis for the fee waiver and/or expense reimbursement agreement.

Response 4.                               The Registrant hereby confirms that the fee waiver and/or expense reimbursement reflected in the fee table is contractual (i.e., not voluntary).  In addition, consistent with Instruction 3(e) to Item 3 of Form N-1A, the Registrant hereby confirms that the fee waiver and/or expense reimbursement will extend for at least one year from the effective date of the Registrant’s registration statement, unless sooner discontinued by the Registrant’s Board of Trustees.  The terms of the fee waiver and/or expense reimbursement are memorialized in a resolution adopted by the Board of Trustees at a meeting.  The provisions of the fee waiver and/or expense reimbursement are set forth in the registration statement.

Comment 5.                           Please confirm supplementally that there is no provision for the recoupment or recapture of fees that will be waived.

Response 5.                               There is currently no provision for the recoupment or recapture of waived fees.

Comment 6.                            Please supplementally confirm that the Registrant has considered whether the Portfolio’s use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 6.                               We confirm that the Registrant has considered and determined that the Portfolio’s use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 7.                            Please confirm supplementally that acquired fund fees and expenses do not exceed 0.01 percent (one basis point) of average net assets of the Portfolio.

Response 7.                               The Registrant hereby confirms that acquired fund fees and expenses are not expected to exceed 0.01 percent (one basis point) of average net assets of the Portfolio and therefore the “Acquired Fund Fees and Expenses” line item has not been included.

Comment 8.                            In the section titled “Portfolio Summary—Principal Investment Strategies,” please include a discussion of the portfolio management team’s process in making buy and sell decisions for the Portfolio.

Response 8.                               The disclosure has been included as requested.

Comment 9.                            Disclosure in the section titled “Portfolio Summary—Principal Risks” suggests that the Portfolio may invest in illiquid securities.  If such investments are part of the Portfolio’s principal investment strategies, please add appropriate strategy disclosure to the section titled “Portfolio Summary—Principal Investment Strategies.”  In addition, please confirm supplementally that the Portfolio complies with the 15% limitation on investment in illiquid securities under the 1940 Act.

Response 9.                               Certain of the securities discussed in the section titled “Portfolio Summary—Principal Investment Strategies” may be deemed to be illiquid. Accordingly, we believe the current disclosure is appropriate.  We further confirm that, as disclosed in the section of the Statement of Additional Information titled “Investments and Risks—Non-Publicly Traded Securities, Private Placements and Restricted Securities,” as a general matter, the Portfolio may not invest more than 15% of its net assets, determined at the time of investment, in illiquid securities.

Comment 10.                     Please confirm whether the Portfolio engages in frequent trading as a principal investment strategy and, if so, please add appropriate strategy and risk disclosure.

Response 10.                        We do not currently anticipate that the Portfolio will engage in frequent trading as a principal investment strategy.

Comment 11.                     In the section titled “Shareholder Information—Frequent Purchases and Redemptions of Shares,” please describe the policies and procedures adopted by the Board of Trustees with respect to frequent purchases and redemptions of Portfolio shares by shareholders.

Response 11.                        We respectfully acknowledge your comment, however, we believe that the Registrant has satisfied the requirements of Item 11(e)(4)(iii) of Form N-1A with the required specificity relating to the Registrant’s market timing policies and procedures.  Consistent with Item 11(e)(4)(iii)(F), as disclosed in the section entitled “Shareholder Information—General,” certain patterns of past exchanges and/or purchase or sale transactions involving the Portfolio may result in the Registrant rejecting, limiting or prohibiting, at its sole discretion and without prior notice additional purchases and/or exchanges and may result in a shareholder’s account being closed.  Determinations in this regard may be made based on the frequency or dollar amount of the previous exchanges or purchase or sale transactions.  Currently, the Registrant, with respect to the Portfolio, has not adopted a policy to use the restrictions stated in Item 11(e)(4)(iii)(A)-(E) of Form N-1A, and therefore has not included these in the prospectus disclosures.

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Edward J. Meehan of Morgan Stanley at (212) 296-6982 (tel) or (212) 404-4691 (fax)..  Thank you.

Best regards,

Stuart M. Strauss

cc: Edward J. Meehan